UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The J.M. Smucker Company
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

832696405
(CUSIP Number)

Michael Thorne, Esq.
AlpInvest US Holdings, LLC
299 Park Avenue, 35th Floor
New York, N.Y. 10171
Telephone: (212) 332-6240

with a copy to:

Isabel K.R. Dische, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036-8704
Telephone: (212) 596-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 832696405
1.	NAMES OF REPORTING PERSON AlpInvest US Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER -0-
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO (limited liability company)

SCHEDULE 13D
CUSIP No. 832696405
1.	NAMES OF REPORTING PERSON AlpInvest Partners Blue Co-Invest LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	2(d) [ ] 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
8.	SHARED VOTING POWER -0-
9.	SOLE DISPOSITIVE POWER -0-
10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO (limited liability company)

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D filed on April 2, 2015 (the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, without par value (the “Common Stock”), of The J.M. Smucker Company, an Ohio corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(i)	AlpInvest US Holdings, LLC (“AlpInvest”); and
(ii)	AlpInvest Partners Blue Co-Invest LLC (the “AlpInvest Investor” and, together with AlpInvest, the “Reporting Persons”).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following at the end of the second paragraph of (a) and (f) thereof:

Following the July 2015 Offering (as described below), the Reporting Persons no longer beneficially own any shares of Common Stock and the AlpInvest Investor no longer holds membership interests in, nor has the right to appoint managers to the board of, Blue Holdings GP, the general partner of Blue Holdings.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On July 9, 2015, Blue Holdings, as selling stockholder, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”), providing for the offer and sale of 4,921,934 shares of Common Stock by Blue Holdings (the “July 2015 Offering”), and purchase by the Underwriter of the shares of Common Stock at a price of $103.82 per share of Common Stock. Of the 4,921,934 shares of Common Stock sold in the July 2015 Offering, 3,010,781 shares were attributable to the Reporting Persons.  The July 2015 Offering closed on July 15, 2015.  The July 2015 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-197428), as supplemented by prospectus supplements dated June 19, 2015 and July 13, 2015.

Pursuant to the Underwriting Agreement, Blue Holdings has entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriter pursuant to which it has agreed with the Underwriter, subject to customary exceptions,  not to offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock during the period from July 9, 2015 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriter.  The foregoing description of the Lock-Up Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which has been filed as Exhibit C hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following after the last paragraph of (a) and (b) thereof:

(a) and (b).

Following the July 2015 Offering, the Reporting Persons no longer beneficially own any shares of Common Stock and may no longer be deemed a member of a group exercising voting and investment control over the shares of Common Stock held by Blue Holdings.

Item 5 of the Schedule 13D is hereby amended by amending and restating (c) thereof as follows:

(c)
Except as set forth in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2, has engaged in any transaction during the past 60 days in shares of the Issuer’s Common Stock.

Item 5 of the Schedule 13D is hereby amended by amending and restating (e) thereof as follows:

(e)	On July 9, 2015, as a result of the July 2015 Offering, the Reporting Persons no longer may be deemed members of a group which beneficially owns more than five percent of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by amending and restating the first paragraph as follows:

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Item 6 of the Schedule 13D is hereby further amended by adding the following sentence to the end of the third paragraph:

In connection with the July 2015 Offering, the AlpInvest Investor ceased to have the right to designate a board observer.

Item 6 of the Schedule 13D is hereby further amended by adding the following sentence at the end thereof:

As a result of the July 2015 Offering, the Shareholders Agreement has been terminated with respect to Centerview Capital and the Centerview Investors and AlpInvest and the AlpInvest Investor, provided, that, the standstill provision described in Item 6 of the Schedule 13D will remain in effect for one year after the closing of the July 2015 Offering with respect to Centerview Capital and the Centerview Investors and for twenty business days after the closing of the July 2015 Offering with respect to AlpInvest and the AlpInvest Investor.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:

Exhibit C	Lock-Up Agreement (incorporated herein by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 15, 2015)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: July 15, 2015
ALPINVEST PARTNERS BLUE CO-INVEST LLC
	By:	AlpInvest US Holdings, LLC, its manager
	By:	/s/ Evert Vink
	Name: Title:	Evert Vink Chief Legal Officer
	By:	/s/ Tim Koek
	Name: Title	Tim Koek Principal

ALPINVEST US HOLDINGS, LLC

	By:	/s/ Evert Vink
	Name: Title	Evert Vink Chief Legal Officer
	By:	/s/ Tim Koek
	Name: Title	Tim Koek Principal